UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

SIGNATURES
Exhibit Index
EX-99.15

     On December 28, 2010, Telvent Export, S.L., a wholly-owned Spanish subsidiary of Telvent GIT, S.A., entered into an Amendment to the Stock Purchase Agreement, dated September 15, 2008, with DTN Holding Company, Inc. (now known as Telvent DTN, Inc.), the stockholders named therein and GSC Recovery IIA, L.P, as Sellers’ Representative. Pursuant to the amendment, the Employee Stockholders’ right to earn a premium, or earn out, on the amount of their deferred purchase price pursuant to stipulated EBITDA Target with respect to the fiscal year ending December 31, 2011 was changed to U.S. $68.7 million from U.S. $73.6 million.
     A copy of the amendment is furnished as Exhibit 15 hereto.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: December 30, 2010

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.

Exhibit	Description
15	Amendment, dated December 28, 2010, to the Stock Purchase Agreement, dated September 15, 2008, by and among Telvent Export, S.L., DTN Holding Company, Inc. (now known as Telvent DTN, Inc.), the Stockholders named therein and GSC Recovery IIA, L.P., as sellers’ representative.